Exhibit 99.1

APTORUM GROUP LIMITED

(a Cayman Islands exempted company with limited liability)

(NASDAQ: APM)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “2024 Annual Meeting”) of Aptorum Group Limited (the “Company”) will be held on December 10, 2024, at 9:00 pm , Hong Kong time, at 17/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong for the following purposes:

Item		Board Vote Recommendation

1.	To re-elect the one director named in this Proxy Statement to hold office until the third annual meeting of shareholders and until his respective successor is elected and duly qualified.	“FOR”

2.	To approve, ratify and confirm the re-appointment of Marcum Asia CPAs LLP as the Company’s independent auditors for the year ending December 31, 2024, and to authorize the Board of Directors to fix their remuneration.	“FOR”

As of the date of this Notice of Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2024 Annual Meeting.

The Board of Directors of the Company has fixed the close of business on October 29, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the 2024 Annual Meeting or any adjournment thereof. Only holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the 2024 Annual Meeting or any adjournment thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials, including the Company’s 2023 Annual Report, from the Company’s website at www.aptorumgroup.com or by contacting our Investor Relations Department at: investor.relations@aptorumgroup.com.

By Order of the Board of Directors,

/s/ Ian Huen
Ian Huen
Chief Executive Officer and Director

London

November 6, 2024

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

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APTORUM GROUP LIMITED

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 10, 2024

PROXY STATEMENT

The Board of Directors of Aptorum Group Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “2024 Annual Meeting”) of the Company to be held on December 10, 2024, at 9:00 pm, Hong Kong local time, at 17/F., Guangdong Investment Tower,148 Connaught Road Central, Hong Kong or any adjournment thereof. Only holders of the Class A Ordinary Shares and Class B Ordinary Shares of the Company at the close of business on October 29, 2024 (the “Record Date”) are entitled to attend and vote at the 2024 Annual Meeting or at any adjournment thereof. Two shareholders entitled to vote and be present in person or by proxy or in the case of a shareholder being a corporation, by its duly authorized representative one of whom must be the holder representing a majority of shares in the Company throughout the 2024 Annual Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the 2024 Annual Meeting shall appoint the Chairman as his/her proxy to attend and vote on behalf of him/her. A proxy need not be a shareholder of the Company. On a vote by way of poll, each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by him on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to one hundred (100) votes in respect of each Class B Ordinary Share held by him on the Record Date. The polls will close at 11:59 p.m. EST on December 6, 2024.

A proxy statement describing the matters to be voted upon at the 2024 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about November 8, 2024, to all shareholders entitled to vote at the 2024 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.aptorumgroup.com on or about November 8, 2024. If you plan to attend the 2024 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2024 Annual Meeting.

Whether or not you plan to attend the 2024 Annual Meeting, it is important that your shares be represented and voted at the 2024 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date, and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on December 6, 2024 to be validly included in the tally of shares voted at the 2024 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT

THE 2024 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2024 Annual Meeting. As a shareholder, you are invited to attend the 2024 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2024 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2024 ANNUAL MEETING?

There are two proposals that will be voted on at the 2024 Annual Meeting:

1.	To re-elect the one director named in this Proxy Statement to hold office until the third annual meeting of shareholders and until his respective successor is elected and duly qualified.

2.	To approve, ratify and confirm the re-appointment of Marcum Asia CPAs LLP as the Company’s independent auditors for the year ending December 31, 2024, and to authorize the Board of Directors to fix their remuneration.

We may also transact such other business as may properly come before the 2024 Annual Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” the re-election of the one director named in this Proxy Statement (Proposal No. 1).

●	“FOR” the approval, ratification, and confirmation of the re-appointment of Marcum Asia CPAs LLP as the Company’s independent auditors for the year ending December 31, 2024, and to authorize the Board of Directors to fix their remuneration (Proposal No. 2).

 WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2024 ANNUAL MEETING?

If any other matters are properly presented for consideration at the 2024 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2024 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2024 Annual Meeting.

WHO CAN VOTE AT THE 2024 ANNUAL MEETING?

Shareholders of record at the close of business on October 29, 2024, the date established by the Board for determining the shareholders entitled to vote at our 2024 Annual Meeting (the “Record Date”), are entitled to vote at the 2024 Annual Meeting.

On the Record Date, 3,811,823 shares of our Class A Ordinary Shares (representing 3,811,823 votes) and 1,796,934 shares of our Class B Ordinary Shares (representing 179,693,400 votes) were outstanding and are entitled to vote at the 2024 Annual Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2024 Annual Meeting.

On a vote by way of poll, each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by him on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to one hundred (100) votes in respect of each Class B Ordinary Share held by him on the Record Date. The polls will close at 11:59 p.m. EST on December 6, 2024.

A list of the shareholders of record as of October 29, 2024 will be available for inspection at the 2024 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

Two members, one of whom must be the holder of a majority of our outstanding shares as of the Record Date must be present, in person or by proxy, at the 2024 Annual Meeting in order to properly convene the 2024 Annual Meeting. This is called a quorum. If such members are not present in person or by timely and properly submitted proxies to constitute a quorum, the 2024 Annual Meeting may be adjourned to such time and place determined by the Directors. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2024 Annual Meeting, but you may not vote these shares in person at the 2024 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2024 Annual Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2024 Annual Meeting, by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on December 6, 2024 to be validly included in the tally of shares voted at the 2024 Annual Meeting.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

You may vote before the annual meeting at www.proxyvote.com. Use your 16-digit control number, located on the Notice, and follow the instructions.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the re-election of the one director of the Company named in this Proxy Statement (Proposal No. 1), and “FOR” the approval, ratification, and confirmation of the re-appointment of Marcum Asia CPAs LLP as the Company’s independent auditors for the year ending December 31, 2024, and to authorize the Board of Directors to fix their remuneration (Proposal No. 2). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists, and your shares will not be voted at the 2024 Annual Meeting.

Beneficial Owners: If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The only item on the 2024 Annual Meeting agenda that may be considered routine is Proposal No. 2 relating to the Ratification of Appointment of the Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2024; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of Cayman Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2024 Annual Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2024 Annual Meeting, a valid, later-dated proxy. Attendance at the 2024 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2024 Annual Meeting. If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2024 Annual Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m. EST on December 6, 2024. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2024 Annual Meeting. Proxies may be solicited by our directors, executive officers, and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2024 ANNUAL MEETING?

Broadridge Financial Solutions, Inc. will tabulate and certify the votes. We plan to announce preliminary voting results at the 2024 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2024 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the two (2) proposals that were present and voted at the 2024 Annual Meeting is required for both proposals presented herein.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2024 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2024 ANNUAL MEETING?

If you plan to attend the 2024 Annual Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the 2024 Annual Meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2024 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business EST on October 29, 2024. In order to vote at the 2024 Annual Meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2024 Annual Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2023 Annual Report, including consolidated financial statements as of and for the year ended December 31, 2023, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at www.aptorumgroup.com. The contents of that website are not a part of this Proxy Statement.

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The 2023 Annual Report for the year ended December 31, 2023, which was filed on Form 20-F (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2023 Annual Report by visiting the “Financial Information” heading under the “Investors” section of the Company’s website at www.aptorumgroup.com. If you want to receive a paper or email copy of the Company’s 2023 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy by contacting our Investor Relations Department at: investor.relations@aptorumgroup.com.

Appointment of proxy by Beneficial Owners: Beneficial Owners whose shares are held through banks, brokers, custodians should consult directly with their banks or brokers or custodians (as the case may be) to assist them in the appointment of proxy.

If shareholders have any questions relating to the 2024 Annual Meeting, please contact our Investor Relations Department at: investor.relations@aptorumgroup.com.

PROPOSALS

PROPOSAL NO. 1

RE-ELECTION OF CURRENT DIRECTOR

The Board of Directors currently consists of three members.

As per our current Memorandum and Articles of Association, we have a staggered board of directors consisting of three classes of directors, with directors serving staggered three-year terms. At each annual general meeting of shareholders, one class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. Shareholders will only elect the Class III directors at this 2024 Annual Meeting.

Name & Class	Positions	Expiration of Director Term/Re-Election Year

Class III

Ian Huen	Chief Executive Officer & Executive Director	2027

Class II

Not applicable

Class I

Justin Wu	Independent Non-Executive Director	2026

Douglas Arner	Independent Non-Executive Director	2026

MR. IAN HUEN

With effect from November 27, 2023, Mr. Ian Huen was reappointed as the Executive Director and Chief Executive Officer of Aptorum Group Limited. He previously served as the Chief Executive Officer and an Executive Director of Aptorum Group from October 2017 to May 2022, and an non-Executive Director from June 2022 to November 2023. He has over 18 years of global asset management experience and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007 and was appointed as the vice president of the Board of General Meeting in Industrial and Commercial Bank of China (Macau) Capital Limited in March 2007 for a term of 12 years until March 2019.

As a trustee board member of the Dr. Stanley Ho Medical Development Foundation, Mr. Huen facilitates advisory, development funding, access to research resources across Asia and continues to establish relationships with leading academic institutions to propel innovations in healthcare.

Mr. Huen graduated from Princeton University with an A.B. degree in Economics in June 2001, earned a MA in Comparative and Public History from CUHK in June 2016. Mr. Huen is also a Chartered Financial Analyst (“CFA”).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE RE-ELECTION OF THE CURRENT DIRECTOR NAMED ABOVE

PROPOSAL NO. 2

APPROVAL, RATIFICATION AND CONFIRMATION OF

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Marcum Asia CPAs LLP, independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2024. Ratification of the selection of Marcum Asia CPAs LLP by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2024 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Marcum Asia CPAs LLP, but may, in their discretion, retain Marcum Asia CPAs LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Marcum Asia CPAs LLP (formerly known as Marcum Bernstein & Pinchuk LLP) has been auditing the Company since 2018.

A Representative from Marcum Asia CPAs LLP will be in attendance at the 2024 Annual Meeting via teleconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	For the years ended December 31,
	2023	2022
	(In thousand)
Audit fees	$363	$300
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$363	$300

“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements or services that in connection with statutory and regulatory filings or engagements for those fiscal years.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees.

“Tax fees” include fees for professional services rendered by our principal auditor for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to other matters not reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal auditor including audit services, audit-related services, tax services and other services.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR APPROVAL, RATIFICATION AND CONFIRMATION OF THE RE-APPOINTMENT OF

MARCUM ASIA CPAS LLP

AS THE COMPANY’S INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2024 AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

The Board of Directors is not aware of any other matters to be submitted to the 2024 Annual Meeting. If any other matters properly come before the 2024 Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Ian Huen
Ian Huen
Chief Executive Officer and Director

November 6, 2024